UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Amendment to Share Purchase Agreement

As previously disclosed, on April 30, 2025, Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) entered into a share purchase agreement (the “Agreement”) with Plantify Foods, Inc. (TSXV: PTFY), a Canadian public company (“Plantify”), pursuant to which, on the terms and subject to the conditions of the Agreement, the Company will sell to Plantify, and Plantify will purchase from the Company, all of the issued and outstanding equity interests of Smart Repair Pro (“Smart Repair”), a wholly owned subsidiary of the Company incorporated under the laws of the State of California (the “Proposed Transaction”).

On July 31, 2025, the Company entered into an amendment to the Agreement (the “Amendment”), which, among other things: (i) adjusted the number of common shares of Plantify to be issued to the Company at the closing of the Proposed Transaction to from 40,375,000 common shares to 49,300,000 common shares, (the “Closing Shares”), at a deemed price of CAD 0.30 per share (adjusted from CAD 0.347), representing approximately 78% of Plantify’s issued and outstanding common shares on a post-transaction basis; and (ii) adjusted the issuance of the number of common shares of Plantify to be issued to the Company, contingent upon the achievement of certain pre-determined milestones following the closing, from 129,000,000 common shares of Plantify to 45,000,000 common shares of Plantify (the “Contingent Right Shares”).

Based on the issuance of the Closing Shares, the Proposed Transaction reflects a valuation of approximately CAD 14,790,000. If the full amount of the Closing Shares and Contingent Rights Shares are issued, the valuation of the consideration would be approximately $28,290,000.

The Amendment also extended the deadline to close the Proposed Transaction from July 31, 2025 to December 31, 2025.

Certain directors of the Company also serve as directors of Plantify and/or of Plantify’s controlling shareholder. Accordingly, the Proposed Transaction and the Amendment was approved by the Company’s audit committee and board of directors in accordance with the requirements of the Israeli Companies Law, 5759-1999.

Neither Smart Repair’s shares of common stock to be transferred by the Company to Plantify nor Plantify’s common shares to be issued to the Company as part of the Proposed Transaction were registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws and such shares will be acquired pursuant to an exemption from registration under the Securities Act. Neither Smart Repair’s shares of common stock nor Plantify’s common shares may be offered or sold in the United States by the Company, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

The description of the Amendment set forth above is qualified in its entirety by reference to the full text of the document, which is attached hereto as Exhibit 10.1.

Press Release

On August 4, 2025, the Company issued a press release titled “Jeffs’ Brands Targets up to $75 Million in Launch of AI-Driven Crypto Treasury Strategic Program for Optimized Yield from Five Leading Crypto Coins”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when discussing the Proposed Transaction and the timing of its completion. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
10-1	Amendment to Share Purchase Agreement, dated July 31, 2025 by and between Jeffs’ Brands Ltd, Plantify Foods, Inc and Smart Repair Pro
99.1	Press release issued by Jeffs Brands Ltd, dated August 4, 2025, titled “Jeffs’ Brands Targets up to $75 Million in Launch of AI-Driven Crypto Treasury Strategic Program for Optimized Yield from Five Leading Crypto Coins”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: August 5, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

4